UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of January 2011

Commission File Number 000-25383

Infosys Technologies Limited
(Exact name of Registrant as specified in its charter)

Not Applicable.
(Translation of Registrant's name into English)

Electronics City, Hosur Road, Bangalore - 560 100, Karnataka, India. +91-80-2852-0261
(Address of principal executive offices)

Indicate by check mark registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) : ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) : ☐

 TABLE OF CONTENTS

DISCLOSURE OF APPOINTMENT OF NEW DIRECTOR
SIGNATURES
INDEX TO EXHIBITS
EXHIBIT 99.1

DISCLOSURE OF APPOINTMENT OF NEW DIRECTOR

Infosys Technologies Limited, a company organized under the laws of the Republic of India (“Infosys,” or the “Company”) hereby furnishes to the United States Securities and Exchange Commission certain information regarding the appointment of a new non-executive director to the Company’s Board of Directors. The following information shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such a filing.

On January 13, 2011, the Board of Directors of Infosys, upon the recommendation of its Nominations Committee, appointed Mr. Ramaswami Seshasayee to the position of non-executive additional director, effective as of such date. Mr. Seshasayee will serve on the Company’s Board of Directors until the Company’s ensuing annual general meeting of members, when his appointment as a non-executive director liable to retire by rotation will be placed before the Company’s members for their approval.

On January 13, 2011, the Company issued a press release announcing the appointment of Mr. Seshasayee to our Board of Directors, a copy of which is attached to this report on Form 6-K as Exhibit 99.1 and is incorporated by reference.

As on the date of this report on Form 6-K, Mr. Seshasayee has been named as a member of the Audit Committee and the Investors' Grievance Committee of the Company’s Board of Directors.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly organized.

Infosys Technologies Limited
/s/ S. Gopalakrishnan

S. Gopalakrishnan
Date: January 14, 2011	Chief Executive Officer

INDEX TO EXHIBITS

Exhibit No.	Description of Document
99.1	Press release of Infosys Technologies Limited, dated January 13, 2011.